UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number  0-29371

(Check One): [X]Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR
     For Period Ended:  December 31, 2000
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 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Ocean Power Corporation

Former name if applicable:

5000 Robert J. Mathews Parkway
Address of Principal Executive Office (Street and number)

El Dorado Hills, CA  95672
City, State and Zip Code

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)  Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR,  or portion  thereof,
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) Please see attachment.
                                     PART IV
                                OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification
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    Thomas G. Redmon                  916                    933-8100
    ----------------                  ---                    --------
        (Name)                    (Area  Code)           (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                      [ ] Yes [X] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Ocean Power Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 2, 2001                       By: /s/ Joseph P. Maceda
                                           ------------------------
                                                   Joseph P. Maceda, President
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                                   Attachment

     At approximately 3:15 p.m. EDT on April 2, 2001, the date on which the Registrant was to have filed its annual report on Form 10-KSB for the fiscal year ended December 31, 2000, the Registrant received comments from the Securities and Exchange Commission (the "SEC Comment Letter") on its Amendment No. 5 to Form 10-SB/A. Certain comments raised in the SEC Comment Letter concerned matters which would also require changes to the financial statements contained in the Form 10-KSB. Because of the time at which the SEC Comment Letter was received, insufficient time was available for the Registrant to complete its review of the SEC Comment Letter, determine and make all necessary changes to its Form 10-KSB, and prepare and file its annual report on Form 10-KSB on a timely basis.
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